As filed with the U.S. Securities and Exchange Commission on August 11, 2022.

Registration No. 333-264305

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QUOIN PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

State of Israel	2834	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

Tel: +972 58-448-8821

(Address, including zip code, and telephone number, including area code, of

Registrant’s principal executive offices)

Dr. Michael Myers

Chief Executive Officer

Quoin Pharmaceuticals Ltd.

42127 Pleasant Forest Ct

Ashburn, VA 20148

Tel: 703-980-4182

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yelena M. Barychev	Phillip Waldoks
Peter I. Tsoflias	Clifford Davis
Peter M. Melampy	Amir Assali
Blank Rome LLP	S. Horowitz & Co.
One Logan Square 130 North 18th Street Philadelphia, PA 19103	31 Ahad Ha’am Street Tel Aviv, 6520204 Israel
Tel: (215) 569-5500	Tel: +972 3 567 0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-264305)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form F-1 of Quoin Pharmaceuticals Ltd. (the “Company”) (File No. 333-264305), initially filed on April 15, 2022 and declared effective by the Securities and Exchange Commission on April 22, 2022 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of Friedman LLP with respect to its report dated April 13, 2022 (except for Notes 2 and 17 thereof as to which the date is August 2, 2022) relating to the consolidated financial statements of the Company contained in the Company’s Report on Form 6-K, dated August 10, 2022, and included in the Prospectus Supplement No. 7, dated August 10, 2022 filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Exhibits and Financial Statement Schedules.

(a)       Exhibits

Exhibit No.	Description

23.1*	Consent of Friedman LLP, Certified Public Accountants

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ashburn, Virginia on August 10, 2022.

Quoin Pharmaceuticals Ltd.
By:	/s/ Dr. Michael Myers
	Name:	Dr. Michael Myers
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dr. Michael Myers	Chairman and Chief Executive Officer (Principal Executive Officer)	August 10, 2022
Dr. Michael Myers

/s/ Gordon Dunn	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Gordon Dunn		August 10, 2022

/s/ Denise Carter
Denise Carter	Director and Chief Operating Officer	August 10, 2022

*
Joseph Cooper	Director	August 10, 2022

*
Dennis Langer	Director	August 10, 2022

*
Natalie Leong	Director	August 10, 2022

*
Mike Sember	Director	August 10, 2022

*
James Culverwell	Director	August 10, 2022

*By: /s/ Dr. Michael Myers

Dr. Michael Myers

Attorney-in- Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Quoin Pharmaceuticals Ltd., has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 in Ashburn, Virginia on August 10, 2022.

Authorized U.S. Representative
Dr. Michael Myers
By:	/s/ Dr. Michael Myers
Name:	Dr. Michael Myers
Title:	Chief Executive Officer